September 9, 2021

DeCarlo McLaren

Attorney, Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. McLaren:

On June 24, 2021, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Risk Parity Treasury ETF and Simplify Tail Risk Strategy ETF (each a “Fund” and collectively, the “Funds”), filed post-effective amendment no. 16 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to add two new series to the Trust. On August 12, 2021, you provided comments by phone to Brian Doyle-Wenger. On September 8, 2021, you provided additional comments to Mr. Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

Simplify Risk Parity Treasury ETF

Additional Information About Principal Investment Strategies and Related Risks

Comment 1. Please disclose whether the Fund’s 80% investment policy is a fundamental policy. If not please disclose in the Fund’s item 9 disclosures that the 80% investment policy is non-fundamental and may be changed without shareholder approval upon 60 days’ prior written notice to shareholders.

Response. The Registrant has revised the existing disclosure (added text is underlined):

Each Fund’s investment objective may be changed by Simplify Exchange Traded Funds’ board of trustees (the “Board”) upon 60 days’ written notice to shareholders. The Parity ETF has adopted a non-fundamental policy to invest at least 80% of its assets in a particular type of security, which may be changed by the Board upon 60 days’ written notice to shareholders.

September 9, 2021

Comment 2. The Staff notes the Registrant’s use of the notional value of the Fund’s derivatives for calculating compliance with the Fund’s 80% investment policy. The Staff reiterates that it does not believe that use of notional value is appropriate and requests that the Registrant use the mark-to-market value of any derivatives included in the Fund’s 80% investment policy.

Response. The Registrant reiterates its belief that a notional value approach provides the truest measure of conformity with the principles of Rule 35d-1. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a "35d-1 Policy"), the Fund may account for a derivative position by reference to its mark-to-market value or notional value. Prior SEC guidance indicates that the Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., "Final Rule: Investment Company Names," Rel. No. IC-24828 (Jan. 17, 2001) at n. 13 (stating that in “…appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”) The Registrant believes that using notional amount provides the truest measure of exposure to an asset class. For example, an S&P 500 fund could hold all 500 stocks in appropriate amounts so that the fund would be expected to track the S&P 500 index. This portfolio configuration (configuration #1) would be consistent with Rule 35d-1. In the alternative, an S&P 500 fund could hold cash and an appropriate notional amount of S&P 500 futures. At the outset, the mark-to-market value of the futures would be zero. This portfolio configuration (configuration #2) would be inconsistent with Rule 35d-1 if a mark-to-market approach is used. However, if a notional value approach is used, this portfolio configuration #2 would be consistent with Rule 35d-1. That is, both the stock portfolio approach and the futures approach would produce returns that would be expected to track the S&P 500 index.

Simplify Tail Risk Strategy ETF

Principal Investment Strategies

Comment 3. The Staff notes that the Fund may invest between 50-90% of the Fund’s net assets in income generating ETFs including affiliated funds managed by the adviser. Please disclose the names of the affiliated funds, their investment strategies, and any associated principal risks.

Response. The Registrant notes that the Fund will initially only invest in the Simplify Volatility Premium ETF however the Fund may invest in additional affiliated funds in the future. The Registrant declines to add disclosure regarding the specific affiliated funds investment strategy because it is already covered by the Fund’s current strategy disclosure. The Registrant notes that the Fund has added risk disclosure pertaining to the Fund’s investments in an inverse ETF. The Registrant agrees to supplement the Fund’s strategy and risk disclosure in the event that the Fund’s investments in other affiliated funds necessitates additional disclosure.

September 9, 2021

Comment 4. Please clarify whether the Fund will incur current income expenses and deferred income expense due to its investments in master limited partnerships.

Response. The Registrant notes that the Fund may incur current income expenses and deferred income expenses due to its investments in master limited partnership however, neither will not jeopardize the Fund’s ability to qualify as a registered investment company under Sub-Chapter M of the Internal Revenue Code.

Principal Investment Risks

Comment 6. If the Fund intends to invest leveraged or inverse ETFs, please disclose the risk of investing in such leverage or inverse ETFs.

Response. The Fund will not invest in leveraged ETFs and has added the following risk disclosures for the Fund’s investments in inverse ETFs.

Inverse ETFs. Investments in inverse ETFs will prevent the Fund from participating in market-wide or sector-wide gains and may not prove to be an effective hedge. During periods of increased volatility, inverse ETFs may not perform in the manner they are designed.

Inverse ETFs. Investing in inverse ETFs may result in increased volatility due to the funds’ possible use of short sales of securities and derivatives such as options and futures. The use of leverage by an ETF increases risk to the Fund. The more a fund invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. During periods of increased volatility, inverse ETFs may not perform in the manner they are designed.

Comment 7. The Staff notes that the Fund may invest up to 20% of the Fund’s portfolio in derivatives, please revise the disclosure to specifically state the types of derivatives that the Fund will invest in.

Response. The Registrant has revised the existing disclosure (added text is underlined and deleted text is struck):

Such derivatives will ~~may~~ include puts and put spread options on ETFs (a put spread option strategy is when the adviser buys and sells an equal number of put options but with different strike prices), …

If you have any questions or additional comments, please call the undersigned at (614) 469-3294.

Very truly yours,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger